News Release

Alexco Reports Third Quarter 2012 Financial Results

November 5, 2012 - Alexco Resource Corp. (NYSE-MKT:AXU, TSX:AXR) today reports its financial results for the third quarter of 2012. All figures are expressed in Canadian dollars unless otherwise stated. For the quarter, Alexco recorded income before taxes of $7.3 million and net income of $5.3 million or $0.09 per share, and total comprehensive income of $5.6 million. Alexco produced 514,879 ounces of silver during the quarter at its Bellekeno mine in the historic Keno Hill Silver Mining District in the Yukon, compared to 500,703 ounces of silver in the same period a year ago.

Highlights of Third Quarter

  Pre-tax income of $7.3 million, net income of $5.3 million ($0.09 basic and diluted earnings per share) and total comprehensive income of $5.6 million for the three months ended September 30, 2012 on combined mining and environmental services revenue of $20.1 million
  Disposition of remaining interest in Brewery Creek property resulted in pre-tax gain of $6.3 million
  Bellekeno mine revenue of $17.3 million and gross profit of $4.0 million, on sales of 3,942 tonnes of lead- silver and zinc concentrate
  Metal production of 514,879 ounces silver, 4.5 million pounds lead and 1.2 million pounds zinc
  Recognized metal prices during the quarter averaged US$34.18 per ounce silver, US$0.96 per pound lead and US$0.88 per pound zinc
  Cash costs of production1 over the quarter of $10.48 per ounce of payable silver produced, net of by- product credits, a 33% improvement from the previous quarter
[1]

Cash costs of production per ounce of payable silver produced is a non-IFRS measure with no standardized meaning prescribed under IFRS. See page 12 of Alexco’s September 30, 2012 MD&A for explanation and reconciliation.

Alexco President and Chief Executive Officer Clynt Nauman said, “Our third quarter performance reflects improvements which have resulted from our revitalized mine operations focus. This work has delivered a 33% decrease in cash costs per ounce, a 12% increase in silver production and an 11% increase in average throughput in the mill when compared to the second quarter of this year. The credit for these early improvements goes to our site operators, who have also been busy with routine preparation for winter operations. With the mill now on its way to achieving design capacity, the mill throughput is expected to outpace the mine output for the first time since we commissioned Bellekeno in 2011. Consequently, we intend to take advantage of this circumstance during the fourth quarter to catch up on deferred mill maintenance, crew training and preparation for increased ore feed as we continue to move toward commissioning two new mines. Our larger vision remains the same: to put the Lucky Queen and Onek mines into operation, increase our overall annual production in 2013 and contain cash costs for the longer term.”

Nauman also noted the Alexco Environmental Group (AEG) has been performing nicely this year, with gross profit for the first nine months of the year improving to nearly $2 million, compared to a gross loss of $1.3 million during the same period last year. “Along with other projects, AEG is now engaged in a soils and groundwater remediation project at a former smelter site near Denver, a significant undertaking that is generating new revenue and margins which help the overall business,” he said.

Head Office	T. 604 633 4888

Alexco Resource Corp.	F. 604 633 4887
200 Granville Street, Suite 1150
Vancouver, BC V6C 1S4
Canada

Summary Financial Results and Information

(expressed in thousands of dollars, except per
share and recognized metal price amounts)	Three Months Ended September 30		Nine Months Ended September 30
	2012	2011	2012	2011

Revenue from mining operations	17,310	20,827	57,828	59,096
Gross profit from mining operations	4,017	6,696	11,991	21,613

Revenue from environmental services	2,779	1,428	6,571	4,875
Gross profit (loss) from environmental services	1,014	(275)	1,998	(1,281)

Revenue from all operations	20,089	22,255	64,399	63,971
Gross profit from all operations	5,031	6,421	13,989	20,332

Income before taxes	7,250	3,842	7,242	9,937
Net income	5,265	3,072	3,939	7,329
Total comprehensive income	5,570	3,110	4,247	7,354
Earnings per share – basic and diluted	$0.09	$0.05	$0.06	$0.12
Cash flows from operating activities	2,176	3,950	16,122	18,360

Recognized metal prices:[1]
Silver (USD per ounce)	$34.18	$33.47	$31.80	$31.11
Lead (USD per pound)	$0.96	$1.07	$0.93	$1.13
Zinc (USD per pound)	$0.88	$0.97	$0.89	$1.00

[1]	Recognized metal prices represent average metal prices for revenue recognized over the period, weighted by dollar of revenue recognized.

Bellekeno Mine Operations

During the third quarter of 2012, the Bellekeno mine, located in the Keno Hill Silver District in Canada’s Yukon Territory, produced 4,341 tonnes of concentrate comprising 3,152 tonnes of lead-silver concentrate and 1,189 tonnes of zinc concentrate. Total metal production during the third quarter was 514,879 ounces of silver, 4.5 million pounds of lead and 1.2 million pounds of zinc, an approximate 12% increase in silver production over the second quarter of 2012. Average mill throughput in the quarter increased to 270 tonnes per day (tpd) compared to 234 tpd in the third quarter of calendar 2011 and 244 tpd during the three months ended June 30, 2012, reflecting the positive impact of improvements made during the quarter in mill efficiency. Head grades were similar to the immediately preceding quarter and approximately 9% lower than in the third quarter of calendar 2011, with the reduction due to initiation of mine development in the lowest levels of the mine, locally increased dilution in long-hole stopes higher in the mine, and an overall increased supply of economic mill feed from outside the currently-defined mine plan resource boundary.

Revenue recognized from sale of concentrate in the three months ended September 30, 2012 totaled $17,310,000, compared to $20,827,000 in the third quarter of calendar 2011. For the current quarter, recognized lead and zinc prices were lower than those of the comparative period in 2011, approximately 10% and 9%, respectively, though recognized silver prices were approximately 2% higher. Sales volumes of payable metals for the current quarter were lower compared to the same period in 2011, lagging the current quarter’s production increase due to the approximately three week period required to transport concentrate from the mill to the point of sale at the destination smelter. As a result, the majority of September production will be recognized as sold in October and included in fourth quarter sales volumes and revenues.

Cash costs of production in the third quarter of 2012 are slightly lower than those of the third quarter of 2011, as per-ounce improvements in mining and milling costs were substantially offset by reduced base metal credits and increased transportation, treatment and refining charges. Cash costs of production this third quarter of $10.48 per ounce of silver are significantly lower than those of $15.53 per ounce during the second quarter of 2012, primarily reflecting improved per-ounce mining, milling and transportation costs as well as increased base metal credits, only slightly offset by increased treatment and refining charges. This quarter represents the first quarter where substantial tonnes were extracted by long-hole stoping, with over one-third of mine production resulting from this mining method. The per-ounce improvements in mining and milling costs are due in part to the reduced per-tonne mining cost of this method, as well as the benefit of increased mine and mill throughput given the high fixed cost component of the Bellekeno operations. Going forward, variances in the proportion of long-hole stoping conducted each quarter may contribute to a variability in reported quarterly cash costs.

Comparative operating statistics for Bellekeno for the quarter and year-to-date are summarized as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2012	2011	2012	2011

Ore tonnes mined	23,301[1]	12,533	63,969	51,160
Ore tonnes processed	24,573	21,532	68,033	58,510
Mill throughput (tonnes per day)	270	234	249	214
Grade of ore processed:
Silver (grams per tonne)	691	792	761	813
Lead	8.9%	9.2%	9.6%	9.9%
Zinc	4.5%	5.8%	5.0%	5.8%
Recoveries:
Silver	94%	91%	93%	92%
Lead in lead concentrate	93%	90%	90%	91%
Zinc in zinc concentrate	51%	68%	54%	64%
Concentrate production:
Lead concentrate:
Tonnes produced	3,152	2,760	9,482	7,819
Concentrate grade:
Silver (grams per tonne)	4,957	5,264	4,914	5,345
Lead	64%	64%	63%	67%
Zinc concentrate:
Tonnes produced	1,189	1,808	4,433	4,596
Concentrate grade:
Silver (grams per tonne)	326	577	429	466
Zinc	47%	47%	45%	47%
Production – contained metal:
Silver (ounces)	514,879	500,703	1,555,136	1,412,551
Lead in lead con (pounds)	4,471,580	3,908,517	13,063,304	11,575,554
Zinc in zinc con (pounds)	1,227,269	1,865,739	4,083,612	4,746,953
Sales volumes by payable metal:
Silver (ounces)	437,890	459,297	1,510,927	1,315,403
Lead (pounds)	3,628,904	3,875,684	12,827,972	11,175,469
Zinc (pounds)	1,016,365	1,437,836	3,688,825	3,908,855
Cash costs of production[2]
Per ounce of payable silver produced	$10.48	$10.83	$12.18	$8.71

[1]	Revised from the third quarter 2012 ore tonnes mined reported in the production results news release dated October 15, 2012.
[2]

Cash costs of production per ounce of payable silver produced is a non-IFRS measure with no standardized meaning prescribed under IFRS. See page 12 of Alexco’s September 30, 2012 MD&A for explanation and reconciliation.

Keno Hill Exploration

In June 2012, Alexco announced an initial resource estimate for each of the Flame & Moth and Bermingham properties in the Keno Hill Silver District (see news release dated June 28, 2012 entitled “Alexco Announces Initial Resource Estimates for Flame & Moth and Bermingham”), resulting in a 52% increase in Alexco’s combined indicated resources at its Keno Hill properties. The Flame & Moth estimated resource comprises newly-defined mineralization below and along strike of historical shallow workings and the structure remains open in all directions, while the Bermingham resource similarly was identified below and along strike of historical open pit and underground development. Both areas are the subject of ongoing aggressive exploration under the current 2012 surface exploration program, with the objective of further updating the estimated resources by early 2013.

The 2012 surface exploration program commenced in late March with two drill rigs mobilized initially, increasing to four by the end of April. The primary focus of the program to date has been at the Flame & Moth and Bermingham properties, as well as targets on the Elsa-Husky trend, and as of September 30, 2012 approximately 23,600 meters had been drilled. The first preliminary results from this program were announced October 9, 2012 in a news release entitled “Alexco Expands Flame & Moth Deposit: Reports Grades Up to 71 Ounces per Ton Silver Over 2.9 Meters, Mineralized Intervals to 7.4 Meters Grading 25.7 Ounces per Ton Silver, and Accompanying Gold, Lead and Zinc”, with silver mineralization extended approximately 100 meters up dip to the shallow subsurface immediately adjacent to the existing milling complex. Initial holes drilled in this upper portion of the Flame & Moth deposit have identified two mineralized structures up to 10 meters apart with each zone averaging about 3 to 3.4 meters true width containing average silver grades of 13 to 20 ounces per ton, accompanied by gold (ranging from 0.1 grams per tonne to more than 6 grams per tonne over select intervals) as well as lead and zinc. The northeast-trending, moderately southeast dipping mineralized Flame Vein structure has now been identified over a total strike length of approximately 825 meters within two fault offset segments. The deepest drill intersect is 400 meters below surface and the structure is open at depth down-plunge and along strike. The mineralized section of the Flame & Moth structure varies between 2.3 and 11.7 meters true width and averages approximately 5.5 meters.

Rehabilitation of underground access to the new deposit at Lucky Queen is well advanced, and Alexco is in the process of driving access to the southerly extension of the historical Onek deposit, with mine planning in the advanced stages for both deposits. Potential initial production from these sources had originally been targeted for the fourth quarter 2012 subject to final positive development decisions. However, increasing environmental assessment and permitting delays may restrict the ability of Alexco to process material and initiate commercial production from these new mines until the first quarter of 2013.

Financial Position

Alexco’s cash and cash equivalents at September 30, 2012 totaled $26,707,000 compared to $31,941,000 at June 30, 2012, while net working capital totaled $29,428,000 compared to $32,176,000 for the same dates respectively. The decrease in net working capital primarily reflects net cash inflows from operations, offset by seasonally high expenditure levels on Keno Hill District exploration activity during the quarter plus rehabilitation and access development activity at the historical Lucky Queen and Onek mine sites, as well as Bellekeno mine development.

Financial Report and Conference Call for Third Quarter 2012

Full details of the financial and operating results for the third quarter of 2012 are described in Alexco’s interim condensed consolidated financial statements with accompanying notes and related Management’s Discussion and Analysis. These documents and additional information on Alexco are available on the Company’s website at www.alexcoresource.com and on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

Alexco is holding an audio webcast conference call to discuss these results at 11 a.m. Eastern (8 a.m. Pacific) on Tuesday, November 6, 2012. To participate in the live call, please use one of the following methods:

Dial toll free from Canada or the US:	1-877-407-8031
Dial from outside Canada or the US:	1-201-689-8031
Live audio webcast:	www.alexcoresource.com

Participants should connect five to ten minutes before the call.

The conference call will be recorded, and an archived audio webcast will be available at www.alexcoresource.com. Through November 13, 2012, a replay of the call will be available by telephone at the following:

Dial toll free from Canada or the US:	1-877-660-6853
Dial from outside Canada or the US:	1-201-612-7415
Replay Passcodes:	Account #286, Conference ID #401974

Qualified Persons

The disclosure in this news release of scientific and technical information regarding exploration projects on Alexco’s mineral properties has been reviewed and approved by Alan McOnie, FAusIMM, Vice President, Exploration, while that regarding mine development and operations has been reviewed and approved by Scott Smith, P.Eng., Bellekeno Mine Manager, both of whom are Qualified Persons as defined by National Instrument 43-101 -

Standards of Disclosure for Mineral Projects.

About Alexco

Alexco Resource Corp. owns and operates the Bellekeno silver mine, one of several mineral properties held by Alexco which encompass substantially all of the historical Keno Hill Silver District located in Canada’s Yukon Territory. Bellekeno, which commenced commercial production at the beginning of calendar year 2011, is Canada’s only operating primary silver mine. Alexco’s primary near-term exploration objective is to unlock value in the silver-rich Keno Hill District, and is focused on growth by advancing its promising District properties to development decisions. The Company’s goal is to produce 7 million to 10 million ounces of silver annually within the next decade. Employing a unique business model, Alexco also provides mine-related environmental services, remediation technologies and reclamation and mine closure services to both government and industry clients through the Alexco Environmental Group, its wholly-owned environmental services division.

Keno Hill Silver District History

Between 1921 and 1988, the Keno Hill Silver District was a world-class silver producer, with more than 217 million ounces of silver produced at average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc (Yukon Government’s Minfile database). These historical production grades would rank Keno Hill in the top 3% by grade of today's global silver producers.

Contact

Clynton R. Nauman, President and Chief Executive Officer
Phone:    (604) 633-4888
Email:      info@alexcoresource.com

Please visit the Alexco website at www.alexcoresource.com

Some statements (“forward-looking statements”) in this news release contain forward-looking information concerning the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this news release. Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production, the timing of activities and reports, the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results and timing of exploration and development activities; actual results and timing of mining activities; actual results and timing of environmental services activities; actual results and timing of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this news release, the Company has applied several material assumptions, including, but not limited to, the assumption that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.